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                            July 7, 2022

       Guy Pirotsky
       President and Chief Executive Officer
       Natics Corp.
       App 6, Yehuda Gorodiski 1
       Rehovot, Israel 7623101

                                                        Re: Natics Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed June 10, 2022
                                                            File No. 333-265518

       Dear Mr. Pirotsky:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed June 10, 2022

       Prospectus Summary, page 4

   1. Given that there is no minimum amount of shares that you must sell and no arrangements have been made to place
funds into an escrow account, state, if true, that any funds raised will be
immediately available to you.
       Risk Factors
       Our Director will Continue to Exercise Significant Control over our Operations. . . , page 11

   2. You disclose that after the completion of this offering, management will own a majority of your common stock.
However, it appears that if more than 25% of the shares are sold in this offering, the
company's existing shareholder will have less than a majority ownership. Please
explain or revise as necessary.
 Guy Pirotsky
Natics Corp.
July 7, 2022
Page 2
Risks Relating To Our Common Stock, page 12

3. We note your disclosure that you may be required to raise additional funds if you do not sell your entire allotment of shares offered. Given your ongoing public reporting obligations, the funds needed to implement your business plan, your lack of positive operating cash flow, and your debt obligations to your CEO and Pionera, it appears that you will require further financing or capital raising activities in the future regardless of whether you sell the maximum amount of shares in this offering. Please describe your need for future financing and the potential severe dilutive effects such financings may have on investors.
Information With Respect to the Registrant, page 18

4. Provide the information required by Item 401 of Regulation S-K, including the identification of the company's executive officers.
Description of Business, page 18

5. We note that you spent $200 in general and administrative expenses through April 30,
         2022 and have not yet commenced significant operations. Please describe your current business operations, state if you have any customers to date, and disclose if any non-
         affiliates have downloaded your application and/or registered as a customer. Describe in more detail any efforts to develop your application, market your product or service, and/or obtain or contract with professional trainers on your planned platform.
6. We note that you purchased a mobile application from Pionera LLC, a U.S. entity, in exchange for your promissory note of $43,000. Please provide a description of Pionera
        LLC, its operations, its relationship to you, and the background of your initiation and negotiation to purchase the mobile application. For example, describe Natics'
        involvement in developing the application and disclose whether Pionera develops or sells
FirstName LastNameGuy Pirotsky
        similar products to other businesses. Clarify if Pionera was involved in any prototyping,
Comapany    NameNatics
        debugging,        Corp.
                    or other beta testing process, and if Pionera will be involved in future development
July 7, 2022 Page 2   or maintenance    of the application.
FirstName LastName
 Guy Pirotsky
FirstName   LastNameGuy Pirotsky
Natics Corp.
Comapany
July 7, 2022NameNatics Corp.
July 7,3 2022 Page 3
Page
FirstName LastName
Information with Respect to the Registrant
Emerging Growth Company Status Under the JOBS Act, page 24

7. We note your disclosure that you have elected not to take advantage of the benefits of the extended transition period that Section 107 of the JOBS Act provides an emerging growth company, as provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. If you intend not to take advantage of the extended transition period and will therefore be complying with new and revised accounting standards consistent with public company adoption periods, please address the following:
             Revise to disclose that this election is irrevocable.
             Revise to remove risk factor disclosures indicating that the company's financial statements will not be comparable to those of companies that comply with such new or revised accounting standards.
             Revise to remove risk factor disclosures that this election may make it more difficult to raise capital.
Term of Office, page 29

8. We note that your bylaws do not specify a number of directors, instead indicating that such a number will be determined by shareholders. Given that you are currently owned by a single shareholder, please clarify when the next board election is anticipated to occur and whether there will be new directors nominated and voted upon. We note that if you sell more than 3 million shares in this offering, Mr. Pirotsky will be a minority shareholder. Clarify if there is a risk that Mr. Pirotsky may be able to maintain his status as the sole director of Natics Corp., even if he is not a majority shareholder by not having a proposal to expand the board.
Certain Relationships and Related Party Transactions, page 32

9. We note that Mr. Pirotsky has verbally agreed to loan the company sufficient funds to complete the registration process and to implement the business plan. Please clarify whether these loan commitments are legally binding or discretionary by Mr. Pirotsky. If they are discretionary, please clarify where appropriate, including in a risk factor, that should Mr. Pirotsky fail to provide such funds you may be subject to severe liquidity issues and may become insolvent. As such, you may be unable to maintain your reporting status, investors may be unable to sell their shares, and such shares may become worthless.
Signatures, page II-6

10. The registration statement must be signed by the company's principal executive officer, principal financial officer, and controller or principal accounting officer. Please revise accordingly.
 Guy Pirotsky
FirstName   LastNameGuy Pirotsky
Natics Corp.
Comapany
July 7, 2022NameNatics Corp.
July 7,4 2022 Page 4
Page
FirstName LastName
General

11. It appears that you are a shell company as defined in Rule 405 under the Securities Act of
         1933. We note that you have no or nominal operations, assets consisting solely of cash and cash equivalents, nominal expenditures in furtherance of your business plan, and no revenues to date. We also note that significant steps remain to commence your business plan. Please disclose on the cover page and in the description of business section that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies and the limitations on the ability of your security holders to resell their securities in reliance on Rule 144.
         Describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.
12. Please disclose whether the company, its executive, or any company promoters or their affiliates intend for the company, once reporting, to be used as a vehicle for a private company to become a reporting company. Also disclose, if true, that you do not believe the company is a blank check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology